Apple Inc.	May 21, 2007
1 Infinite Loop
Cupertino, CA 95014

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apple, Inc. (File No. 000-10030)
Form 10-K: For the Fiscal Year Ended September 30, 2006, Filed December 29, 2006.

Dear Ms. Collins,

We have reviewed the questions in your letter dated May 8, 2007 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Further, we acknowledge that:

1.               Apple Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

2.               Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.               The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Joel Greenberg, Senior Director of Technical Accounting and External Reporting, at (408) 974-1888.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President

and Chief Financial Officer

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

1.              Please refer to comment 1 in our letter dated April 12, 2007. We have reviewed your response and continue to believe that your statement is unclear that “while generally accepted accounting principles (GAAP) do not explicitly require the Company to charge for this upgrade, charging for this upgrade is consistent with the Company’s historical business practices and supports its corresponding application of GAAP at the time of the original sale of the Macintosh systems.” We reissue part of our previous comment to clarify how charging a fee for the n-enabler software update supports your application of GAAP at the time of the original sale of the Macintosh systems. Also, provide recent examples of the Company’s business practice of charging a fee for upgrades in similar type arrangements.

The Company acknowledges that generally accepted accounting principles (“GAAP”) do not require the Company to charge its customers for upgrades or enhancements. However, the determination as to when revenue is recognized depends on the specifics of each company’s sales transactions, and therefore, the Company’s specific business practices can affect its application of GAAP.

As a business practice, the Company does not provide upgrades or enhancements to its Macintosh systems free-of-charge, as demonstrated by the Company’s decision to charge for the n-enabler software update. The Company recognizes revenue on Macintosh systems at the time they are sold to customers because there are no undelivered elements at the time of sale, consistent with the guidance in SOP 97-2. Accordingly, the Company’s accounting is appropriate given the Company’s historical business practices of not providing free upgrades or enhancements to its Macintosh systems.

If the Company’s business practices were different, the accounting might well be different. For example, if the Company had a business practice of delivering free upgrades or enhancements to its Macintosh system customers after the original sale, such a business practice might suggest the original sale contained an implied right to post-contract customer support (“PCS”). In such a circumstance, absent vendor specific objective evidence of fair value (“VSOE”) of the PCS, GAAP would require that the entire arrangement fee be recognized ratably over the period during which the PCS was expected to be provided. The Company acknowledges that establishing a pattern of providing such free upgrades or enhancements (i.e., implied PCS) could impact the Company’s future accounting for its Macintosh systems.

New features and functionality to Macintosh systems are typically offered only through the sale of new computers and/or new releases of the Company’s software products. A recent example of the Company’s business practice of charging a fee for upgrades relates to the recently announced Final Cut Studio (“FCS”) 2 application. The Company allowed existing FCS customers to purchase an upgrade to the current version of FCS (i.e., FCS 2). This upgrade first became available more than a year after the introduction of the previous version of FCS. As a result of the Company’s business practice of not providing free upgrades or enhancements to its Macintosh systems and software products, the only way customers received additional functionality for FCS was through the purchase of this upgrade.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

2.              We also note in your response to comment 1 in our letter dated April 12, 2007 that you believe the value of the incremental functionality of this upgrade compared to the existing functionality of the wireless card is equivalent to the price charged for the upgrade when compared to the original price of the Airport Extreme wireless card which is only $49. Clarify why you believe that this n-enabler software update provided more than insignificant modifications to the computer’s wireless networking functionality and yet you also believe that the price charged to upgrade the wireless networking hardware card ($1.99 or only 4% of the current retail price of the Airport Extreme wireless card) was reasonable for the additional functionality. Furthermore, we do not understand you comparison of the price charged to sell iTunes to the price charged for this software update. Please explain further how this supports your accounting.

The Company made the determination that the n-enabler software update provided more than insignificant modifications to the computer’s wireless networking performance because it provided up to five-times faster performance and twice the coverage, both of which improved its marketability. Although this update provided improved performance, the update did not add new features or functionality to the card’s existing ability to communicate wirelessly with other devices. Therefore, relative to the primary purpose of a wireless networking card (i.e., to enable wireless communication), the Company believed the performance improvement alone did not significantly increase the underlying networking card’s overall value. In fact, the new 802.11n wireless networking card, containing the improved performance, is sold for the same price ($49) as the 802.11g wireless networking card. Consequently, customers who purchased a latent 802.11n networking card and subsequently purchased an n-enabler update paid somewhat more than customers who bought the new 802.11n enabled networking card.

The Company’s general pricing decisions include many factors. In this specific circumstance, the Company established the $1.99 upgrade price based on its assessment of the market’s interest in the upgrade, the market’s perception of value, the nature of the improvement resulting from the update, and the Company’s costs to provide the update.  The Company believes its customers generally expect to pay more for a hardware product (e.g., a wireless networking card) that includes significant costs to manufacture and distribute (e.g., hardware component costs, shipping and packaging costs, etc.) versus electronically downloaded software updates. Downloaded software updates to hardware products typically have minimal incremental costs and generally command a significantly lower relative price. As such, the profitability as a percentage of the total sales price of the n-enabler update is greater than that of the original networking card. As less than 30,000 customers purchased this update through April 30, 2007, which represents approximately 3% of the 1.3 million Macintosh systems that were sold with the latent 802.11n support, the Company believes its customers viewed the price of $1.99 as substantive for the incremental value being delivered. Based on the above, the Company believes the price of $1.99 for the n-enabler update is reasonable.

The Company’s comparison of the price charged for digital content on the iTunes Store to the price charged for the n-enabler software update was merely intended to supplementally demonstrate that the Company’s customers are generally accustomed to the $1.99 price point for electronically downloaded product sales and highlight that such a price point is not unusual for the Company. The Company’s comparison was not intended to suggest that the price for the incremental value from the n-enabler update was determined based on the price it charges for digital content on the iTunes Store.